MILESFunds, Inc.

January 25, 2016

Chad Eskildsen

Staff Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Miles Funds, Inc. (“Miles Funds” or the “Fund”)

SEC Registration No. 811-08910

Dear Mr. Eskildsen:

This letter is in response to your email where you provided comments related to your Sarbanes-Oxley review of the referenced Fund’s 3/31/2015 annual report and other EDGAR filings.  Your comments and Miles Funds’ responses are set out below:

1. SEC Comment:  Form N-Q filings – In the future filings please include a footnote describing the valuation procedures and leveling disclosures (similar to what is in Notes to Financial Statements in 3/31/15 annual report page #9 and #11-12).

Miles Funds Response:  Miles Funds will include the requested footnote(s) with the required disclosures in all future Form N-Q filings.

2. SEC Comment:  Page 11 – Annual Report – Note 4 – Please include the tax basis of distributions for the two years covered by the statement of changes.

Miles Funds Response:  Miles Funds will include the tax basis of distributions for the two years covered by the statement of changes in its next Annual Report.

3. SEC Comment:  Page 16 – Expense Example – Please include the actual number of days in the footnote to the table (for example 181/365).

Miles Funds Response:  Miles Funds will include the actual number of days in the footnote to the table as noted in all future Financial Statement filings.

I believe the information provided is responsive to your comments and appreciate your assistance in the regard.

Sincerely,

/s/ Gweneth K. Gosselink

Chief Compliance Officer

www.MILES-CAPITAL.com   |   1415 28TH STREET, SUITE 200   |   WEST DES MOINES, IA 50266   |   800.343.7084